BUTTERFIELD ANNOUNCES SENIOR MANAGEMENT RESTRUCTURE

Hamilton, Bermuda-18 October 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced the following changes within its senior management team structure.
Daniel Frumkin, previously Group Chief Risk Officer, has been appointed to the new role of Group Chief Operating Officer. In this capacity, he will be responsible for the Group’s client-facing businesses, jurisdictions, technology, and operations.
Andrew Graham, previously Chief Risk Officer and Head of Fiduciary Risk at Butterfield Bank (Guernsey) Limited, has been named Group Chief Risk Officer, and the Bank’s Risk Management function becomes part of the Finance division, reporting to Group Chief Financial Officer Michael Schrum.
Compliance has been separated from Risk Management, and Siân Dalrymple, Group Head of Compliance, will join the Group Executive Committee, reporting directly to Chairman and Chief Executive Officer Michael Collins.

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About Butterfield:

Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:

Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com